SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________) *

Zymergen Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98985X100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 13

CUSIP NO. 98985X100	13G	Page 2 of 14

1	NAME OF REPORTING PERSON Data Collective II, L.P. (“DCVC II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,448,901 shares, except that Data Collective II GP, LLC (“DCVC II GP”), the general partner of DCVC II, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC II GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,448,901 shares, except that DCVC II GP, the general partner of DCVC II, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC II GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 98985X100	13G	Page 3 of 14

1	NAME OF REPORTING PERSON Data Collective II GP, LLC (“DCVC II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,448,901 shares, all of which are held by Data Collective II, L.P. (“DCVC II”), for whom DCVC II GP serves as general partner, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC II GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,448,901 shares, all of which are held by DCVC II, for whom DCVC II GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC II GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 98985X100	13G	Page 4 of 14

1	NAME OF REPORTING PERSON DCVC Opportunity Fund, L.P. (“DCVC OF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,917,734 shares, except that DCVC Opportunity Fund GP, LLC (“DCVC OF GP”), the general partner of DCVC OF, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC OF GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,917,734 shares, except that DCVC OF GP, the general partner of DCVC OF, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC OF GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,917,734
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 98985X100	13G	Page 5 of 14

1	NAME OF REPORTING PERSON DCVC Opportunity Fund GP, LLC (“DCVC OF GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,917,734 shares, all of which are held by DCVC Opportunity Fund, L.P. (“DCVC OF”), for whom DCVC OF GP serves as general partner, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC OF GP, may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,917,734 shares, all of which are held by DCVC OF, for whom DCVC OF GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC OF GP, may be deemed to have shared dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,917,734
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 98985X100	13G	Page 6 of 14

1	NAME OF REPORTING PERSON Zachary Bogue (“Bogue”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
7,366,635 shares, of which (a) 2,448,901 are held by Data Collective II, L.P. (“DCVC II”) and (b) 4,917,734 are held by DCVC Opportunity Fund, L.P. (“DCVC OF”). Bogue is (i) a managing member of Data Collective II GP, LLC (“DCVC II GP”), the general partner of DCVC II, and (ii) a managing member of DCVC Opportunity Fund GP, LLC (“DCVC OF GP”), the general partner of DCVC OF, and may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
7,366,635 shares, of which (a) 2,448,901 are held by DCVC II and (b) 4,917,734 are held by DCVC OF. Bogue is (i) a managing member of DCVC II GP, the general partner of DCVC II, and (ii) a managing member of DCVC OF GP, the general partner of DCVC OF, and may be deemed to have shared dispositive power with respect to such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,366,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 98985X100	13G	Page 7 of 14

1	NAME OF REPORTING PERSON Matthew Ocko (“Ocko”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
7,366,635 shares, of which (a) 2,448,901 are held by Data Collective II, L.P. (“DCVC II”) and (b) 4,917,734 are held by DCVC Opportunity Fund, L.P. (“DCVC OF”). Ocko is (i) a managing member of Data Collective II GP, LLC (“DCVC II GP”), the general partner of DCVC II, and (ii) a managing member of DCVC Opportunity Fund GP, LLC (“DCVC OF GP”), the general partner of DCVC OF, and may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
7,366,635 shares, of which (a) 2,448,901 are held by DCVC II and (b) 4,917,734 are held by DCVC OF. Ocko is (i) a managing member of DCVC II GP, the general partner of DCVC II, and (ii) a managing member of DCVC OF GP, the general partner of DCVC OF, and may be deemed to have shared dispositive power with respect to such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,366,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 98985X100	13G	Page 8 of 14

ITEM 1(A).	NAME OF ISSUER Zymergen Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 5980 Horton Street, Suite 105

Emeryville, California 94608

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Data Collective II, L.P., a Delaware limited partnership (“DCVC II”), Data Collective II GP, LLC, a Delaware limited liability company (“DCVC II GP”), DCVC Opportunity Fund, L.P., a Delaware limited partnership (“DCVC OF”), DCVC Opportunity Fund GP, LLC, a Delaware limited liability company (“DCVC OF GP”), Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DCVC II GP is the general partner of DCVC II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC II. Bogue and Ocko are managing members of DCVC II GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC II.

DCVC OF GP is the general partner of DCVC OF, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC OF. Bogue and Ocko are managing members of DCVC OF GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC OF.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

270 University Avenue
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

DCVC II and DCVC OF are Delaware limited partnerships. DCVC II GP and DCVC OF GP are Delaware limited liability companies. Bogue and Ocko are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, par value $0.001
CUSIP # 98985X100

ITEM 3.	Not Applicable.

CUSIP NO. 98985X100	13G	Page 9 of 14

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of DCVC II and DCVC OF, and the limited liability company agreements of DCVC II GP and DCVC OF GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

CUSIP NO. 98985X100	13G	Page 10 of 14

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

ITEM 10.	CERTIFICATION Not applicable.

CUSIP NO. 98985X100	13G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Data Collective II, L.P.

By: Data Collective II GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective II GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund, L.P.

By: DCVC Opportunity Fund GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP NO. 98985X100	13G	Page 12 of 14

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 98985X100	13G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 98985X100	13G	Page 14 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Zymergen Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

Data Collective II, L.P.

By: Data Collective II GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective II GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund, L.P.

By: DCVC Opportunity Fund GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue